UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2017 (Report No. 2)

Commission file number: 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant's name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On March 7, 2017, the Registrant petitioned the district court of Tel Aviv (the “Court”) to approve the convening of a Special General Meeting of its shareholders for the purpose of (i) approving the extension of the expiration date of the Registrant’s Series-1 Stock Options (the “Series-1 Stock Options”) to a date that is 80 days from the Court’s approval for such extension, if granted (the Court had previously extended the expiration date of the Series-1 Stock Options to June 30, 2017), (ii) to amend the exercise price of the Series-1 Stock Options from NIS 1.85 to NIS 1.20 and (iii) requesting shareholder approval for the proposed delisting of the Registrant’s ordinary shares from the Tel Aviv Stock Exchange.

In addition, the Company petitioned the Court to approve the convening of a Special General Meeting of the holders of its Series-1 Stock Options for the purpose of (i) approving the extension of the expiration date of the Series-1 Stock Options to a date that is 80 days from the Court’s approval for such extension, if granted, and (ii) to amend the exercise price of the Series-1 Stock Options from NIS 1.85 to NIS 1.20.

This Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 28, 2016 (Registration No. 333-214817).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd. (Registrant) By /s/ Eyal Leibovitz
Name: Eyal Leibovitz Chief Financial Officer

Date: March 13, 2017